FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-231553

September 29, 2021

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

0.550%Senior Notes due 2023

1.600% Senior Notes due 2026

3.400% Senior Notes due 2051

Issuer:	Enbridge Inc.

Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.

Issue of Securities:	0.550% Senior Notes due 2023	1.600% Senior Notes due 2026	3.400% Senior Notes due 2051

Principal Amount:	US$500,000,000	US$500,000,000	US$500,000,000. The New 2051 Notes will be part of the same series of notes as the US$500,000,000 aggregate principal amount of 3.400% Senior Notes due 2051 that were issued on June 28, 2021 (the “Existing 2051 Notes”). Upon settlement, the New 2051 Notes will be treated as a single series with the Existing 2051 Notes, and the aggregate principal amount of the Existing 2051 Notes and New 2051 Notes together will be US$1,000,000,000.

Coupon:	0.550%	1.600%	3.400%

Interest Payment Dates:	Semi-annually on April 4 and October 4, commencing on April 4, 2022.	Semi-annually on April 4 and October 4, commencing on April 4, 2022.	Semi-annually on February 1 and August 1, commencing on February 1, 2022.

Maturity Date:	October 4, 2023	October 4, 2026	August 1, 2051

Treasury Benchmark:	0.125% due August 31, 2023	0.750% due August 31, 2026	2.375% due May 15, 2051

U.S. Treasury Yield:	0.276%	1.001%	2.087%

Spread to Treasury:	+0.300%	+0.600%	+1.250%

Re-offer Yield:	0.576%	1.601%	3.337%

Initial Price to Public:	99.948%	99.995%	101.166%, plus accrued interest of US$4,533,333.33 from June 28, 2021 to, but excluding, October 4, 2021

Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000

Optional Redemption:	On any date prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

		On any date that is on or after September 4, 2026, the date that is one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.	On any date that is on or after February 1, 2051, the date that is six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +5 bps	U.S. Treasury +10 bps	U.S. Treasury +20 bps

Trade Date:	September 29, 2021

Settlement Date:	October 4, 2021 (T+3)

CUSIP / ISIN:	29250N BG9 / US29250NBG97	29250N BH7 / US29250NBH70	29250N BE4 / US29250NBE40

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	SG Americas Securities, LLC Truist Securities, Inc. Loop Capital Markets LLC Academy Securities, Inc.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated September 29, 2021.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA LLC toll-free at 1-800-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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